RADICA(R) GAMES LIMITED
                     ANNOUNCES NEW POLICY ON CASH DIVIDENDS


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
JANUARY 5, 2004                                      PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today that its Board of Directors has approved the implementation of a quarterly dividend program. Pursuant to the program, Radica expects to declare a quarterly dividend payable early in each fiscal quarter, with the first dividend payment scheduled to be made on January 30, 2004, for shareholders of record as of January 20, 2004. The Board has approved a dividend of $.04 per share to be made at that time. The Board has also approved an initial target quarterly dividend of $.04 for subsequent quarters; however, the actual amount of each quarterly dividend, as well as each declaration date, record date and payment date, is subject to the discretion of the Board, and the target dividend level may be adjusted during the year at the discretion of the Board.

The factors the Board is expected to consider in determining the actual amount of each quarterly dividend will include Radica's financial performance and on-going capital needs, the Company's ability to declare and pay dividends in light of other financial requirements, and other factors deemed relevant.

     The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.
-------------------

                                    -- END --